Exhibit 5.1

KRAMER LEVIN NAFTALIS & FRANKEL LLP

August 13, 2021

Trinity Place Holdings Inc.

340 Madison Avenue, Suite 3C

New York, New York 10173

Re:       At The Market Offering

Ladies and Gentlemen:

We have acted as counsel to Trinity Place Holdings Inc., a Delaware corporation (the “Company”), in connection with the issuance and sale by the Company of up to $10 million in aggregate sales price of shares (the “Shares”) of common stock, par value $0.01 per share, of the Company (the “Common Stock”), to be issued pursuant to that certain At Market Issuance Sales Agreement, dated August 13, 2021 (the “Agreement”), by and between the Company and B. Riley Securities, Inc.

The Shares are included in a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Act”), filed with the Securities and Exchange Commission (the “Commission”) on November 26, 2019 (Registration No. 333-235276, the “Registration Statement”), a related base prospectus filed with the Amendment No. 1 to Registration Statement on Form S-3 on January 17, 2020 (the "Base Prospectus") and a prospectus supplement dated August 13, 2021 filed with the Commission pursuant to Rule 424(b) under the Act (the "Prospectus Supplement") (the Base Prospectus and the Prospectus Supplement are referred to herein together as the "Prospectus").

In rendering this opinion, we have reviewed copies of the following documents:

(i) the Registration Statement and Prospectus,

(ii) the Amended and Restated Certificate of Incorporation of the Company (the “Certificate”),

(iii) the By-laws of the Company, and

(iv) resolutions adopted by the unanimous written consent of the Board of Directors of the Company (the “Board”) on November 18, 2019 and August 10, 2021, and resolutions adopted by unanimous written consent of the Transaction Committee of the Board on August 10, 2021.

We have also reviewed such other documents and made such other investigations as we have deemed appropriate. As to various questions of fact material to this opinion, we have relied upon statements, representations and certificates of officers or representatives of the Company, public officials and others. We have not independently verified the facts so relied on.

Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof, when the Shares shall have been issued by the Company against payment therefor as contemplated by the Agreement, the Shares will be validly issued, fully paid and nonassessable.

We express no opinion as to any laws other than Delaware General Corporation Law (the “Relevant Law”).

The opinion expressed herein is based upon the Relevant Law and interpretations thereof in effect on the date hereof, and the facts and circumstances in existence on the date hereof, and we assume no obligation to revise or supplement this opinion letter should such law or interpretation be changed by legislative action, judicial decision or otherwise or should there be any change in such facts or circumstances.

We consent to your filing this opinion as an exhibit to the Company’s Current Report on Form 8-K dated August 13, 2021 and to the reference to our firm in the Prospectus under the heading “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Kramer Levin Naftalis & Frankel LLP

KRAMER LEVIN NAFTALIS & FRANKEL LLP